SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d -2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Creative Learning Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

22529R106

(CUSIP Number)

Blake Furlow

2110 N Westgate

Boise, ID 83704

Attn: Blake Furlow

Tel, No.: (208) 724-7443

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 554142109	SCHEDULE 13D	Page 2 of 6

1.	NAMES OF REPORTING PERSONS Blake Furlow and Anik Furlow.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Idaho, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,030,129
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,030,129
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS 979,100 in the name of Blake Furlow and 51,029 in the name of Anik Furlow
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14.	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS) IN

CUSIP No.: 554142109	SCHEDULE 13D	Page 3 of 6

Item 1.	Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") filed by Blake Furlow and Anik Furlow (collectively, the "Reporting Persons") relates to the shares of common stock, par value $0.0001 ("Common Stock") of Creative Learning Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 701 Market Street, Suite 113, St. Augustine, FL 32095.

Item 2.	Identity and Background.

(a) This statement on Schedule 13D is being filed with respect to the shares of the Issuer's Common Stock held by Blake Furlow and Anik Furlow, who are related by marriage as husband and wife, have voting and investment power over the securities held.

(b) The address of the Reporting Persons is 2110 N Westgate Dr. Boise, ID.

(c) Blake Furlow and Anik Furlow are the owners of commercial properties and Boise Escape LLC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Blake Furlow and Anik Furlow acquired 530,129 shares of Common Stock through open market transactions beginning in March of 2015 and entered into a purchase agreement for 500,000 shares of Common Stock through one private party transaction on April 17, 2017.

Item 4.	Purpose of Transaction.

On July 6, 2017, The reporting persons delivered written consents from 9 shareholders representing 6,207,509 Shares, representing 51.7% of the issued and outstanding shares as of the record date,  consenting to each of the proposals in the original written consent submitted by the reporting persons to the Issuer. At the same time the reporting person's delivered a letter stating their position that the written consents were valid and that the action set forth in the written consents was effective, as of July 6, 2017.  As a result of the foregoing, the reporting persons believe that the board of directors of the Issuer now consists of Blake Furlow, Gary Herman, Bart Mitchell, Joseph Marucci and JoyAnn Kenny-Charlton.  The reporting persons intend to deliver prompt notice to other shareholders as required by Delaware corporate law.

CUSIP No.: 554142109	SCHEDULE 13D	Page 4 of 6

Item 5.	Interest in Securities of the Issuer.

(a)      The Reporting Persons may be deemed to beneficially own an aggregate of 1,030,129 shares of Common -Stock representing approximately 8.6% of the issued shares of Common Stock of the Issuer based on 11,936,309 shares of Common Stock outstanding as disclosed in the Issuer’s most recent Form 10-K filed September 9, 2016. The Reporting Persons have sole voting power of 1,030,129 shares of Common Stock. The Reporting Persons may be deemed to beneficially own 1,030,129 shares representing approximately 8.6% of Common Stock of the Issuer.

(b)      The Reporting Persons have the sole power to vote and the sole power to dispose of each of 1,030,129 shares of Common Stock which they may be deemed to beneficially own.

(c)       The Reporting Persons have purchased shares of Common Stock in the open market since the last 13D filed on 4/27 on the following dates, amounts and prices: on 4/28/17, 7,000 shares of Common Stock for $0.244 per share, 14,500 shares of Common Stock for $0.25 per share and 20,000 shares of Common Stock for $0.24 per share and on 5/2/17, 20,000 shares of Common Stock for $0.27 per share.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Blake Furlow has a right of first refusal to purchase all shares beneficially owned by Brian Pappas and FranVentures at which time Seller decides to sell. Brian Pappas and FranVentures are believed to beneficially own 1,213,249 based on information contained in Form 4 filed by Brian Pappas on 4/5/17.

Item 7.	Material to be Filed as Exhibits.

See Exhibit 1.

CUSIP No.: 554142109	SCHEDULE 13D	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2017	Blake Furlow.

	By	/s/ Blake Furlow

Anik Furlow

/s/ Anik Furlow

Anik Furlow

CUSIP No.: 554142109	SCHEDULE 13D	Page 6 of 6

Appendix A

The name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of Blake Furlow and Anik Montpetit are set forth below.

Present Principal Occupation or Employment; Material Positions Held During the Past Five Years;

Name	Citizenship	Business Address

Blake Furlow	Owner of Boise Escape LLC since February 2015,	1074 Cole LLC Boise, ID 83704

	Real Estate investing since 2009,	2110 N Westgate Boise, ID 83704

	Pay Day Loan Rescue, from 2006-2013.	1915 W State ST #331 Boise, ID 83702

Anik Furlow	Owner of Boise Escape LLC since February 2015.	1074 Cole Boise, ID 83704

	Real Estate investing since 2014,	2110 N Westgate Boise, ID 83704

	Travel and Lodging coordinator for Cirque Du Soleil from 2008-2015.	8400 2e Avenue, Montréal, Canada